mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, Ct. 06854

Mr. Gabrielle Eckstein
Division of Corporate Finance	February 9, 2011
Mail Stop 3030
Securities and Exchange Commission
Washington, D.C. 20549

Re:	mPhase Technologies, Inc.
New Draft of Preliminary Proxy on Schedule 14A
File No. 000-30202

Dear Mr. Eckstein:

Pursuant to our telephone conversation of today, enclosed herewith is a draft of our Preliminary Proxy.

Very truly yours,

Martin Smiley
EVP, CFO and General Counsel